African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

82-1856

06010456

January 12, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 12, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 1/25

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

January 12, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Announces Results of Diamond Tests and their Significance

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce results and progress of tests and significance of results of caustic fusion and microprobing on selected core from the Company's 2005 drill program on the 1,063 sq km Kenieba Nord diamond concession in western Mali, West Africa. During the drill program, 2 holes each were drilled into the 117 and Cirque Nord kimberlite pipes, and 1 hole each, into the Cirque Sud Est and Sud kimberlites for 844.9 m of kimberlite. A total of 895 kg of selected, split core in 22 samples was sent to SGS Lakefield for testing.

Twelve of the 22 samples were submitted for attrition milling in order to recover diamonds as well as indicator minerals. The indicator minerals recovered included 64 pyrope, 201 chromite, 17 olivine and 754 ilmenite grains. All of the pyrope, chromite and olivine grains will be microprobed as well as 201 ilmenite grains. Results are expected toward the end of January.

Following indicator mineral selection, all 22 samples were submitted for diamond extraction by caustic dissolution. A total of 18 samples were tested at 150 mesh, and 4 at 200 mesh. Two microdiamonds were found. The first, a 0.005 mg diamond, was found between 104.25 and 124.05 m in drill hole CQ-1 in the Cirque Nord kimberlite pipe, and the second, a 0.012 mg diamond was found between 83.00 and 93.00 m in drill hole CQ-3 in the Cirque Sud. The microdiamond analysis indicates that the 117 and Cirque pipes have a relatively low microdiamond content. Substantially larger microdiamond samples will be required in order to provide enough macrodiamonds to allow a more accurate estimate of the diamond content of these pipes.

. . /2

In all of the work completed before 2005 in the Kenieba district, only 16 of the 35 diamonds discovered and documented in kimberlite pipes were microdiamonds. Of the diamonds found and documented in alluvium, only 3 out of 60 were microdiamonds. In addition, of all 95 diamonds discovered and documented, 23 are equal to or greater than 1.0 carat. The Kenieba diamond district appears to be distinguished by the occurrence of large diamonds with a relative scarcity of microdiamonds when compared to other diamond districts.

A total of 30 known kimberlite pipes occur in the Malian diamond district in a 2,000 sq km area – 12 of which are on African Metal's Kenieba Nord concession.

African Metals' concessions are known to cover 14 kimberlite pipes. A 6.01carat diamond was discovered in the Cirque Nord kimberlite and 10 diamonds of 1.00 or greater carats are known to have been found within the Kenieba Nord concession, including 7 between 34 and 232 carats. African Metals' mandate is to find the source of these diamonds.

The most definitive tests of kimberlite pipes in the Kenieba district are thought to be the microprobing of indicator minerals. These tests define the conditions under which the kimberlite pipes were injected into the overlying rock. The data from these tests will be compared with the optimum conditions under which diamonds occur. Any kimberlite pipe tested by African Metals showing optimum conditions for the preservation of diamonds as indicated by microprobing will be bulk tested for large diamonds. In addition, African Metals will continue to explore the 7,000 sq km of diamond concessions for as yet undiscovered kimberlite pipes in an attempt to find the source of diamonds and to determine if one or more is feasible to economically mine. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"

Willis W. Osborne
CEO & Director